June 17, 2016
CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	MPLX LP Registration Statement on Form S-4 Filed on June 17, 2016
Ladies and Gentlemen:
This letter is sent by MPLX LP, a Delaware limited partnership (the “Company”), in connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (“Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offers to exchange (collectively, the “Exchange Offers”): (i) all of its issued and outstanding restricted 5.5% Senior Notes due 2023 for a like principal amount of newly issued and registered 5.5% Senior Notes Due 2023, (ii) all of its issued and outstanding restricted 4.5% Senior Notes due 2023 for a like principal amount of newly issued and registered 4.5% Senior Notes Due 2023, (iii) all of its issued and outstanding restricted 4.875% Senior Notes due 2024 for a like principal amount of newly issued and registered 4.875% Senior Notes due 2024 and (iv) all of its issued and outstanding restricted 4.875% Senior Notes due 2025 for a like principal amount of newly issued and registered 4.875% Senior Notes due 2025.
These issued and outstanding restricted 5.5% Senior Notes due 2023, 4.5% Senior Notes due 2023, 4.875% Senior Notes due 2024 and 4.875% Senior Notes due 2025 are hereinafter collectively referred to as the “Original Notes.” The newly issued and registered 5.5% Senior Notes due 2023, 4.5% Senior Notes due 2023, 4.875% Senior Notes due 2024 and 4.875% Senior Notes due 2025 are hereinafter collectively referred to as the “Exchange Notes”.
The Company is registering the Exchange Offers pursuant to the Registration Statement in reliance on the position of the staff of the Commission enunciated in Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and Morgan Stanley & Co., Inc. (pub. avail. June 5, 1991), as interpreted in the Commission’s letter to Shearman & Sterling (pub. avail. July 2, 1993). Accordingly, the Company represents as follows:
1.     Neither the Company nor any “affiliate” of the Company, within the meaning of Rule 405 under the Securities Act, has entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the Exchange Notes to be received in the

United States Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

Exchange Offers and, to the best of the Company’s information and belief, each person participating in the Exchange Offers (i) has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (ii) is neither an “affiliate” of the Company within the meaning of Rule 405 under the Securities Act, nor a broker-dealer acquiring the Exchange Notes in exchange for Original Notes acquired directly from the Company for its own account, and (iii) is acquiring the Exchange Notes in the ordinary course of its business.
2.     The Company will make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers or otherwise) that any person using the Exchange Offers to participate in a distribution of the Exchange Notes (a) cannot rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (pub. avail. May 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K under the Securities Act.
3.     The Company will make each person participating in the Exchange Offers aware (through the prospectus for the Exchange Offers or otherwise) that (i) any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for Original Notes pursuant to the Exchange Offers, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes, and (ii) by tendering Original Notes and agreeing to be bound by the terms and conditions of the letter of transmittal, any such broker-dealer represents that it will so deliver a prospectus meeting the requirements of the Securities Act.
4.     The Company will include in the letter of transmittal or similar documentation to be agreed to and binding upon an exchange offeree in order to participate in the Exchange Offers the following additional provision:
“If I am a broker-dealer that will receive Exchange Notes for my own account in exchange for Original Notes that were acquired as a result of market-making activities or other trading activities, I acknowledge that I will deliver a Prospectus in connection with any resale of such Exchange Notes. However, by this acknowledging and by delivering the Prospectus, I will not be deemed to admit that I am an “underwriter” within the meaning of the Securities Act.”

United States Securities and Exchange Commission
Division of Corporation Finance
June 17, 2016

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 419-421-3271.

Very truly yours,

MPLX LP

By:	MPLX GP LLC, its General Partner

By:	/s/ Molly R. Benson
Molly R. Benson
Vice President and Corporate Secretary